Form 20-F
period 1998-06-30
WESTPAC SECURITISATION MANAGEMENT PTY LTD
filed 1998-12-31
CIK 1056164

UNITED STATES


                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549
                                 FORM 20-F

(MARK ONE)
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                     OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                 For the fiscal period ended June 30, 1998
                                     OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from.........to........
Commission file number 333-46945

           Westpac Securitisation Management Pty Limited ("WSM")
                  in its capacity as trust manager of the
                   Series 1998-1G WST Trust (the "Trust")
               Australian Registered Body Number 081 709 211
           (Exact name of Registrant as specified in its charter)

                         New South Wales, Australia
              (Jurisdiction of incorporation or organization)

                60 Martin Place, Sydney, NSW 2000, Australia
                 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities required to be registered pursuant to Section 12(g) of the Act
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
US$1,372,700,000 Class A Mortgage Backed Floating Rate Notes due 2029 US$32,000,000 Class B Mortgage Backed Floating Rate Notes due 2029 (collectively, the "Notes")

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days.

         Yes      |X|      No       |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17  |_|      Item 18   |_|      Incorporated by Reference    |X|
                                      to filings on Form 6-K




                           CROSS-REFERENCE SHEET

20-F Item Number and Caption                                               Location

PART I

1.    Description of Business............................................  Description of Trust Manager and Trust

2.    Description of Property............................................  Property

3.    Legal Proceedings..................................................  Legal Proceedings

4.    Control of Registrant..............................................  Control of Registrant

5.    Nature of Trading Market...........................................  Market Price Information

6.    Exchange Controls and Other Limitations Affecting
       Security Holders..................................................  Exchange Controls and Other Limitations
                                                                           Affecting Security Holders

7.    Taxation...........................................................  Taxation

8.    Selected Financial Data............................................  Selected Financial Data

9.    Management's Discussion and Analysis of Financial
       Condition and Results of Operations...............................  Not applicable

9A    Disclosure of Market Risks Inherent in Derivatives
       and other Financial Instruments...................................  Market Risks

10.   Directors and Officers of Registrant...............................  Not applicable

11.   Compensation of Directors and Officers.............................  Not applicable

12.   Options to Purchase Securities from Registrant or
        Subsidiaries.....................................................  Not applicable

13.   Interest of Management in Certain Transactions.....................  Interest of Management in
                                                                           Certain Transactions

PART II

14.   Description of Securities to be Registered.........................  Not applicable

PART III

15.   Defaults upon Senior Securities....................................  Defaults Upon Senior Securities

16.   Changes in Securities and Changes in Security for
        Registered Securities and Use of Proceeds........................  Changes in Securities and Changes
                                                                           in Security for Registered Securities
                                                                           and Use of Proceeds

PART IV

17.   Financial Statements...............................................  Not applicable

18.   Financial Statements...............................................  Not applicable

19(a) Financial Statements...............................................  Periodic filings on Form 6-K incorporated by reference

19(b) Exhibits...........................................................  Exhibits

                             TABLE OF CONTENTS

                                                                           Page
Part I

Incorporation of Certain Documents by Reference...............................1

Description of Trust Manager and Trust........................................1

Property......................................................................1

Legal Proceedings.............................................................1

Control of Registrant.........................................................1

Market Price Information......................................................2

Exchange Controls and Other Limitations Affecting Security Holders............2

Taxation......................................................................2

Selected Financial Data.......................................................5

Market Risks..................................................................5

Interest of Management in Certain Transactions................................7

Part II

Not Applicable

Part III

Defaults Upon Senior Securities...............................................9

Changes in Securities and Changes in Security for
 Registered Securities and Use of Proceeds....................................9

Part IV

Incorporated by Reference in Filings on Form 6-K.............................10

Signatures...................................................................11

Index of Exhibits............................................................12

Exhibits

Exhibit 99.1:
 Annual Statement of Compliance..............................................13

                                   PART 1


              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      WSM incorporates by reference its periodic filings of Form 6-K, which contain all financial information relating to the Trust relevant to the holders of the Notes (the "Noteholders").

                        DESCRIPTION OF THE BUSINESS

     This Annual Report on Form 20-F is filed with respect to the Trust by WSM, as Trust Manager (the "Trust Manager") for the Series 1998-1G WST Trust (the "Trust"). The Trust Manager of the Trust was appointed as such pursuant to a Master Trust Deed, (the "MTD"). The MTD is governed by the laws of New South Wales, Australia. The MTD, provides inter alia for the creation of trusts. The trusts are created to purchase inter alia residential housing loan portfolios ("Housing Loans") which have been originated by Westpac Banking Corporation ("Westpac"), such as the Housing Loans in the Trust.


      WSM is a wholly owned indirect subsidiary of Westpac and its principal office is located at Level 4, 60 Martin Place, Sydney, New South Wales 2000, Australia.


                                  PROPERTY

      WSM, under an office sharing arrangement with Westpac, occupies its principal and only office at Level 4, 60 Martin Place in Sydney, New South Wales 2000, Australia.

      A Statement of Compliance, executed by a director of WSM is filed herewith as Exhibit 1. Such statement certifies that WSM, as Trust Manager, has complied with all conditions and covenants under the transaction documents (the "Transaction Documents") for the issuance of the Notes by the Trust.

     Pursuant to Section 11.1(j) of the Note Trust Deed dated as of June 10, 1998 (the "Deed"), between Westpac Securities Administration Limited, as Trustee (the "Issuer Trustee"); WSM, as Trust Manager; Morgan Guaranty Trust Company of New York, London Office, as Note Trustee; and Morgan Guaranty Trust Company of New York, London Office, as Principal Payment Agent, the Issuer Trustee must deliver, within 120 days after the end of each fiscal year of the Trust, a Statement of Compliance (the "Compliance Statement"). The Compliance Statement must inter alia, comply with Section 314(a)(4) of the Trust Indenture Act of 1939 and certify that the Issuer Trustee has complied with all conditions and covenants under the Transaction Documents or if there has been a default in the compliance of any such condition or covenant, specify each such default and its status. The fiscal year end of the Trust is June 30th.

     Pursuant to Section 11.1(j) of the Deed the obligation to deliver the Compliance Statement commences with the end of the fiscal year June 30, 1999.


                             LEGAL PROCEEDINGS

                                    None

                           CONTROL OF REGISTRANT

     "Control" as such term is normally defined is not applicable with respect to WSM on the Trust. WSM is a wholly owned indirect subsidiary of Westpac. Except in certain limited circumstances, the Noteholders have no voting rights with respect to the operation or existence of the Trust. Such limited circumstances are more fully described in the registration statement (the "Statement") filed in connection with the sale of the Notes, Deed, MTD and Security Trust Deed, respectively, which deeds are attached as exhibits to the Statement.

     The Notes are currently represented by certificates registered in the name of Cede & Co., the nominee of The Depository Trust Company.
Accordingly, Cede & Co. is the sole holder of record of the Notes, which it held on behalf of approximately 21 brokers, dealers, banks and other direct participants in the DTC system on December 22, 1998.


                          MARKET PRICE INFORMATION

     The Notes are not traded on any nationally recognized exchange in the United States.


     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     Under temporary Australian foreign exchange controls, payments to, or on behalf of the:

1) Government of Iraq or to its agencies or nationals;
2) Authorities of the Federal Republic of Yugoslavia (Serbia and
   Montenegro); or
3) Government of Libya or any public authority or controlled entity of the Government of Libya or a public authority thereof,

   may only be made with the approval of the Reserve Bank of Australia.


                                  TAXATION

UNITED STATES FEDERAL INCOME TAX

     The following is a general discussion of the anticipated material United States federal income tax consequences of the ownership and disposition of Notes by a Noteholder who is subject to United States federal income tax. The summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect) or to different interpretation. The summary does not purport to address federal income tax consequences applicable to particular categories of investors, some of which (for example, insurance companies, dealers in securities, financial institutions or foreign investors) may be subject to special rules. In addition, this summary is generally limited to Noteholders who hold the Notes as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the " Code"). Noteholders are urged to consult their own tax advisors with regard to the application of the tax considerations discussed below to their particular situations, as well as the consequences to them under, state, local, non-United States and any other tax law of the ownership and disposition of Notes, including the advisability of making any election discussed below. The Issuer Trustee will not be indemnified for any United States federal income taxes that may be imposed upon it, and the imposition of any such taxes on the Trust could result in a reduction in the amounts available for distribution to the holders of Notes.

General

    Each Noteholder is required to report on its federal income tax return interest income on Notes held by it in accordance with such holder's method of accounting.

Sales of Notes

     The tax basis of a Noteholder is equal to the cost of the Note, reduced by any amortized premium (as described below) and any payments other than interest made on the Note and increased by any market discount or original issue discount included in such holder's income. A Noteholder that sells a Note will recognize gain or loss (in the aggregate) in an amount equal to the difference between its adjusted tax basis in the Note and the amount realized on the sale (except to the extent attributable to accrued interest, which should be taxable as interest income). Subject to the market discount provisions of the Code (described below), any such gain or loss will be capital gain or loss if the Note was held as a capital asset and, if the Note was held for more than one year, will be long-term capital gain or loss. In the case of an individual taxpayer, any capital gain on the sale of a Note will be taxed at a maximum rate of 39.6% if the
Note is held for not more than 12 months and at 20% if the Note is held for more than 12 months. Any capital losses realized will be deductible by a corporate taxpayer only to the extent of capital gains and by an individual taxpayer only to the extent of capital gains plus U.S. $3,000 of other income.

Market Discount

    A purchaser of a Note is considered to have acquired the Note at a "market discount" to the extent the remaining principal amount of such Note exceeds the holder's tax basis in such Note, unless the excess does not exceed a prescribed de minimis amount. In the event such excess exceeds the de minimis amount, the Noteholder will be subject to the market discount rules of Sections 1276 and 1278 of the Code with regard to such Note.

    In the case of a sale or other disposition of a Note subject to the market discount rules, Section 1276 of the Code requires that gain, if any, from such sale or disposition be treated as ordinary income to the extent such gain represents market discount that has accrued during the period in which the Note was held by such holder.

    Generally, market discount accrues under a straight-line method, or, at the election of the taxpayer, under a constant interest rate method. However, in the case of bonds the principal of which may be paid in two or more installments (such as the Notes), the manner in which market discount is to be accrued will be described in Treasury regulations that have yet to be issued. Until such Treasury regulations are issued, the explanatory conference committee Report to the Tax Reform Act of 1986 (the " Conference Report") indicates that holders of such obligations may elect to accrue market discount either on the basis of a constant interest rate or as follows: (1) for those obligations that have original issue discount ("OID"), market discount shall be deemed to accrue in proportion to the accrual of OID for any accrual period, and (2) for those obligations which do not have OID, the amount of market discount that is deemed to accrue is the amount of market discount that bears the same ratio to the total amount of remaining market discount that the amount of stated interest paid in the accrual period bears to the total amount of stated interest remaining to be paid on the obligation as of the beginning of such period.

    Under Section 1277 of the Code, if in any taxable year interest paid or accrued by a holder on indebtedness incurred or continued to purchase or carry a Note subject to the market discount rules exceeds the interest (including OID) currently includible in income with respect to such Note, deductions of such interest must be deferred to extent of the market discount allowable to the taxable year. The deferred portion of any interest expense will generally be deductible when such market discount is included in income upon the sale or other disposition (including repayment) of the indebtedness.

     Section 1278 of the Code allows a taxpayer to make an election to include market discount in its gross income currently. If such election is made, the rules of Sections 1276 and 1277 of the Code (described above) will not apply to the taxpayer.

     DUE TO THE COMPLEXITY OF THE MARKET DISCOUNT RULES, NOTEHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE APPLICABILITY AND OPERATION OF THE MARKET DISCOUNT RULES.

Premium

     A Noteholder will generally be considered to have acquired a Note at a premium to the extent the Noteholder's tax basis in such Note exceeds the remaining principal amount of such Note. In that event, a Noteholder who holds a Note as a capital asset may amortize the premium as an offset to interest income under Section 171 of the Code, with corresponding reductions in the holder's tax basis in the Note if an election under Section 171 of the Code is or has been made with respect to all debt instruments held by the taxpayer (including the Notes).

Backup Withholding

     A Noteholder may be subject, under certain circumstances, to backup withholding at a 31% rate with respect to "reportable payments" on the Notes. This withholding generally applies only if the holder (i) fails to provide the Noteholder's social security or other taxpayer identification number ("TIN"); (ii) furnishes an incorrect TIN; (iii) is notified by the Internal Revenue Service (the "IRS" or the "Service") that the Noteholder has failed to report properly payments of interest and dividends and the Service has notified the Issuer Trustee that the Noteholder is subject to backup withholding; or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is the Noteholder's correct number and that the Noteholder is not subject to backup withholding. Any amount withheld from payment to a holder under the backup withholding rules is allowable as a credit against such Noteholder's federal income tax liability, provided that the required information is furnished to the Service. Certain Noteholders (including, among others, corporations and foreign individuals who comply with certain certification requirements) are not subject to backup withholding. Noteholders should consult their tax advisors as to their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption.

Australian Taxation

    Payments of Principal, Premiums and Interest. Under existing Australian tax law, non-resident Noteholders or holders of interests in any Note (other than persons holding such securities or interest as part of a business carried on, at or through a permanent establishment in Australia (an "Australian Establishment")) are not subject to Australian income tax on payments of interest or amounts in the nature of interest, including, subject to the fulfillment of all conditions required by section 128F of the Australian Income Tax Assessment Act 1936 (the "Tax Act") as set forth below, interest rate witholding tax. Under Article 11 of the 1983 United States-Australia Tax Treaty, the maximum Australian withholding rate on interest paid to United States residents who are entitled to the benefit of such Treaty is 10%. Under Australian law, the withholding rates for payments to other jurisdictions is currently 10% on interest or amounts in the nature of interest paid on the Notes. A premium on redemption would generally be treated as an amount in the nature of interest for this purpose.

     Pursuant to section 128F of the Tax Act, an exemption from Australian interest withholding tax applies provided all prescribed conditions are met. Such conditions include the issue of the Notes in a way that satisfies an objective public offer test. The Issuer Trustee will seek to issue the Notes in a way that will satisfy such test and otherwise meet the requirements of section 128F including by listing the Notes.

    The test will not be satisfied if the Issuer Trustee knew, or had reasonable grounds to suspect, that the Notes were being or would later be acquired either directly or indirectly by:

    (1) a resident of Australia for the purpose of section 128F of the Tax Act; or

    (2) an associate of the Issuer Trustee within the meaning of section 128F of the Tax Act, other than in the capacity of a dealer, manager or underwriter in relation to the placement of an Note.

    The exemption from Australian withholding tax will also not apply to interest paid by the Issuer Trustee to an associate of the Issuer Trustee within the meaning of section 128F if, at the time of the payment, the Issuer Trustee knows, or has reasonable grounds to suspect, that the person is an associate.

   However it should be noted that legislation has recently been introduced into Parliament which should allow Australian residents to acquire the Notes without breaching the public offer test for section 128F of the Tax Act.

     Profit on Sale. Under current Australian law, non-resident holders of Notes will not be subject to Australian income tax on profits derived from the sale or disposal of Notes (but see below for discussion of Australia's capital gains provisions):

    (1)  if the profits do not have an Australian source; or

    (2) where the profits do have an Australian source, if the holder is resident in a country with which Australia has entered into a double tax treaty, is entitled to the benefit of that treaty and the profits are business profits for the purposes of the treaty which are not attributable to a business carried on through an Australian Establishment.

    The source of any profit on the disposal of Notes will depend on the factual circumstances of the actual disposal. Where the Notes are acquired and disposed of pursuant to contractual arrangements entered into and concluded outside Australia, and the seller and the purchaser are non-residents of Australia and do not have an Australian Establishment, the profit should not have an Australian source. There are, however, specific withholding tax rules that can apply to treat a portion of the sale price of Notes as interest for withholding tax purposes (and which amounts are not covered by the exemption conditions in section 128F). These rules can apply when:

    (1) Notes are sold for an amount in excess of their issue price prior to maturity; or

    (2) Notes are sold to an Australian resident in connection with a "washing arrangement" (as defined in the Tax Act).

    Under provisions for the taxation of capital gains, non-resident holders of Notes would be subject to Australian tax on profits derived from the sale or disposal of Notes if the Notes were at any time prior to the sale or disposal held as part of a business carried on through an Australian Establishment.

     Other Taxes. No stamp, issue, registration or similar taxes are payable in Australia in connection with the issue of the Notes. Furthermore, a transfer of, or agreement to transfer, Notes executed outside of Australia will not be subject to Australian stamp duty.


                          SELECTED FINANCIAL DATA

     WSM incorporates by reference the following quarterly Noteholders Reports, filed on Form 6-K, which include all financial information relating to the Trust that is relevant to Noteholders:

Noteholders Report for the July 20, 1998 Payment Date
Noteholders Report for the October 19, 1998 Payment Date


                                MARKET RISKS

Risks of Currency Exchange Controls

     Interest and principal payments to holders of Notes are paid in United States dollars ("U.S. dollars"). However payments on the Housing Loans are received by the Issuer Trustee, in Australian dollars, in Australia (the "Collections"). Pursuant to certain swap agreements (the "Swap Agreements") the Issuer Trustee is required to pay a portion of the Collections to certain swap counterpartys (the "Currency Swap Providers") who in turn pays ("Swap Currency Exchange"), at the direction of the Issuer Trustee, U.S. dollars to the Noteholders, (the "Currency Swap") It is possible that in the future Australia may impose exchange controls that affect the availability of Australian dollar payments for making payments under the Currency Swap. The holders of the Notes will bear the risk of the imposition of foreign exchange controls by the Australian government that impact upon the Issuer Trustee's ability to exchange the Collections for U.S. dollars. The Issuer Trustee has no control over such risk, which will generally be affected by economic and political events in Australia. If the Issuer Trustee does not pay some or all the amount in Australian dollars which it is required to pay the Currency Swap Provider under the Currency Swap, the Currency Swap Provider is only required to pay the U.S. dollar equivalent of the amounts it actually receives. In such event, it is unlikely that the Trust would have sufficient U.S. dollars to make the payments due on the Notes.

Risks Related to a Termination of the Swap Agreements

    By entering into the Swap Agreements, the Trust has transferred to an Interest Rate Swap Counterparty, (the "Interest Rate Swap Provider") and the Currency Swap Providers, as applicable, the risks set forth below that the Trust would otherwise have with respect to the Notes and the Housing Loans.

(a) Currency Exchange Risk.
    Interest and principal on the Notes is payable in U.S. dollars and the Trust's primary source for funding its payments on the Notes is its Collections on the Housing Loans, which will be sourced in Australian dollars. If the Currency Swap Provider were to fail to perform under the Currency Swap or were to be discharged from such performance because of a default thereunder by the Trust, the Trust might have to exchange its Australian dollars for U.S. dollars at an exchange rate that is less favorable to the Trust than when there was the Swap Currency Exchange and might therefore not have sufficient U.S. dollars to make timely payments on the Notes, even though the delinquency and loss experience on the Housing Loans may be acceptable.

(b) Risks specific to the Variable Rate Basis Swap.
    The basis risk between the floating rate obligations of the Trust (including interest payable on the Notes) and the variable administered rates set by Westpac in relation to the Housing Loans is hedged by means of a swap (the "Variable Rate Basis Swap"). Pursuant to the Variable Rate Basis Swap, Westpac, as the Variable Rate Basis Swap counterparty, pays the Trust each quarter the three month Bank Bill Rate (the "Bank Bill Rate") plus a fixed margin and receives from the Trust, the weighted average variable housing rate. The Bank Bill Rate is the rate calculated by taking the rates quoted on the Reuters Screen BBSW Page at approximately 10:00 a.m. Sydney, Australia time for the applicable date, for certain banks (each a "Reference Bank") so quoting (but no fewer than five) as being the mean buying and selling note for a bill (which for the purpose of this definition means a bill of exchange of the type specified for the purpose of quoting on the Reuters Screen BBSW page), having a tenor of 90 days eliminating the highest and lowest mean rates and taking the average of the remaining mean rates and then if necessary rounding the resultant figure upwards to four decimal places. The margin is fixed for the life of the swap and has been set having regard for the ongoing expenses of the Trust.

    If Westpac is downgraded below A1+/A2 and fails to provide eligible collateral or arrange for a suitable alternative swap provider, it will be a Termination Event under the terms of the applicable Swap Agreement. If the Variable Rate Basis Swap is terminated, WSM is required to calculate each month the minimum interest rate required to be set on the variable rate Housing Loans in order to cover amounts payable by the Issuer Trustee including payments to the holders of the Notes (the "Threshold Rate"). In this situation, the Housing Loan rates may be set at above market interest rates on the variable housing loans to meet Trust expenses which could result in the affected borrowers refinancing their loan with another bank, which in turn could cause holders of Notes to experience higher rates of principal repayment on the Notes than anticipated.

(c) Risks Specific to the Fixed Rate Swaps.
    Two fixed rate swaps (the "Fixed Rate Swaps") are used to hedge the interest rate risk between the floating rate obligations of the Trust (including interest payable on the Notes) and the discretionary fixed rate set by Westpac, as the Fixed Rate Swap counterparty, on those Housing Loans being charged a fixed rate of interest (a "Fixed Rate"). A Housing Loan is being charged a "Concessional Fixed Rate" when it has a fixed rate of interest for the first 12 months, which converts to the standard variable rate after that period. Loans subject to a Concessional Fixed Rate are included under the Variable Rate Basis Swap. An amortizing Fixed Rate Swap was entered into as at the closing date (the "Closing Date") for the sales of the Notes, to hedge that portion of the pool earning a Fixed Rate of interest as at the date the pool of Housing Loans to be sold to the Trust was formed. The Issuer Trustee pays the applicable daily weighted average fixed rate and receives the three-month Bank Bill Rate plus a fixed margin. The margin is fixed for the life of the swap and has been set based on the actual margin on the underlying Fixed Rate Housing Loans and the prevailing market rate existing on the Closing Date. A further Fixed Rate Basis Swap has been entered into to hedge the interest rate risk occurring when the borrowers switch from a variable rate of interest to a fixed rate of interest. Under the second Fixed Rate Basis Swap, the Issuer Trustee pays the applicable daily weighted average fixed rate and receives the three month Bank Bill Rate plus a fixed margin. The margin is fixed for the life of the swap.


    If Westpac is downgraded below A1+/A2 and fails to provide eligible collateral or arrange for a suitable alternative swap provider, it will be a Termination Event under the terms of the applicable Swap Agreement only at the discretion of Issuer Trustee at the direction of WSM. If the swap remains in place, the Rating Agencies may consider downgrading the Notes and an investor may then be holding Notes which have been downgraded. If the swap is terminated, the holders of the Notes is exposed to the risk of the possible narrowing of the spread between the customer rate applicable on the Housing Loans and the floating rate obligations of the Trust (including the interest on the Notes).



               INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

                                    None

                                  PART II


                              NOT APPLICABLE

                                  PART III


                   DEFAULTS UPON SENIOR SECURITIES

                                   None




               CHANGES IN SECURITIES AND CHANGES IN SECURITY
               FOR REGISTERED SECURITIES AND USE OF PROCEEDS

                                   None

                                  PART IV



                     FINANCIAL STATEMENTS AND EXHIBITS



     a.   See the "Selected Financial Data" section in this Annual Report

     b.   The following documents are filed as part of this Annual Report:

          1.  Exhibit 99.1:  WSM Statement of Compliance

                                 SIGNATURES




   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 WESTPAC SECURITISATION MANAGEMENT PTY LIMITED



                                 By:  /s/ Lewis E. Love, Jr.
                                     --------------------------------------
                                        Lewis E. Love, Jr.
                                        Director










Date: December 31, 1998

                             INDEX TO EXHIBITS


Exhibit No.          Document Description
----------           --------------------

99.1             WSM Statement of Compliance