Form 20-F
period 1999-06-30
WESTPAC SECURITISATION MANAGEMENT PTY LTD
filed 1999-12-30
CIK 1056164

UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549
                                 FORM 20-F

(MARK ONE)
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
|_| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                 For the fiscal period ended June 30, 1999
                                     OR
|X| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from May 13, 1999 to June 30, 1999
Commission file number 333-64199


               Westpac Securitisation Management Pty Limited in its capacity as trust manager of the Series 1999-1G WST Trust
                   Australian Company Number 081 709 211
           (Exact name of Registrant as specified in its charter)

                         New South Wales, Australia
              (Jurisdiction of incorporation or organization)

                60 Martin Place, Sydney, NSW 2000, Australia
                 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities required to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
US$883,900,000 Class A Mortgage Backed Floating Rate Notes due 2030
(the "Notes")

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

  Item 17|_| Item 18|_| Incorporated by Reference to filings on Form 6K|X|


                               CROSS-REFERENCE SHEET

20-F Item Number and Caption                                 Location
----------------------------------------------------------------------------------------------------

PART I
1.  Description of Business                                  Not applicable

2.  Description of Property                                  Property

3.  Legal Proceedings                                        Legal Proceedings

4.  Control of Registrant                                    Control of Registrant

5.  Nature of Trading Market                                 Market Price Information

6.  Exchange Controls and Other Limitations Affecting
      Security Holders                                       Exchange Controls and Other Limitations
                                                             Affecting Security Holders

7.  Taxation                                                 Taxation

8.  Selected Financial Data                                  Selected Financial Data

9.  Management's Discussion and Analysis of Financial
    Condition and Results of Operations                      Not applicable

9A  Disclosure of Market Risks Inherent in Derivatives
      and other Financial Instruments                        Market Risks

10. Directors and Officers of Registrant                     Not applicable

11. Compensation of Directors and Officers                   Not applicable

12. Options to Purchase Securities from Registrant or
      Subsidiaries                                           Not applicable

13. Interest of Management in Certain Transactions           Interest of Management in Certain
                                                             Transactions


PART II

14.   Description of Securities to be Registered             Not applicable


PART III

15.   Defaults upon Senior Securities                        Defaults upon Senior Securities

16.   Changes in Securities and Changes in Security for
      Registered Securities and Use of Proceeds              Changes in Securities and Changes in Security
                                                             for Registered Securities and Use of Proceeds


PART IV

17. Financial Statements                                     Not applicable

18. Financial Statements                                     Not applicable

19. (a) Financial Statements                                 Periodic filings on Form 6-K incorporated
                                                             by reference

    (b)  Exhibits                                            Exhibits


                                   TABLE OF CONTENTS


Part I

Incorporation of Certain Documents by Reference..............................1

Property.....................................................................1

Legal Proceedings............................................................1

Control of Registrant........................................................1

Market Price Information.....................................................2

Exchange Controls and Other Limitations Affecting
  Security Holders...........................................................2

Taxation.....................................................................3

Selected Financial Data......................................................4

Market Risks.................................................................5

Interest of Management in Certain Transactions...............................5


Part II

Not Applicable...............................................................5


Part III

Defaults Upon Senior Securities..............................................5

Changes in Securities and Changes in Security for
  Registered Securities and Use of Proceeds..................................5


Part IV

Financial Statements and Exhibits............................................6

Signatures...................................................................7

Index of Exhibits............................................................8


Exhibits


Exhibit 99.1: The Trust Manager Officer's Certificate of Compliance..........9

                                      PART 1

         This Annual Report on Form 20-F relates to the Series 1999-1G WST Trust (the "Trust") and the Class A Mortgage Backed Floating Rate Notes due May 19, 2030, Series 1999-1G (the "Notes") issued pursuant to the Note Trust Deed dated as of May 15, 1999, (the "Note Trust Deed"), between Westpac Securities Administration Limited, as issuer trustee (the "Issuer Trustee"); Westpac Securitisation Management Pty Limited (the "Trust Manager"), as trust manager; and Morgan Guaranty Trust Company of New York, London Office, as note trustee (the "Note Trustee"). Capitalized terms used herein and not defined have the same meanings ascribed to such terms in the Prospectus Supplement for the above-referenced Certificates.

         The information required for some items in Form 20-F is "not applicable" to the Trust or the Trust Manager. As used in this Annual Report filed on Form 20-F, "not applicable" or "Not Applicable" means that the response to the referenced item is omitted in reliance on the procedures outlined in numerous no-action letters issued by the Commission's Staff with respect to substantially similar certificates and trusts that file annual reports on Form 10-K.


Item 2.  PROPERTY

         The property of the Trust consists solely of residential mortgage loans. An Officer's Certificate of Compliance, executed by a director of the Trust Manager is filed herewith as Exhibit 99.1. Such statement certifies that the Trust Manager and the Issuer Trustee, in such capacities, have complied with all conditions and covenants under the Transaction Documents for the issuance of the Notes by the Trust.

         The Officer's Certificate attached as Exhibit 99.1 covers only the short period between the closing of the transaction and the end of the Trust Manager's fiscal year. As such, no relevant financial material or data has been prepared because no distributions were made to the Noteholders before the end of the Trust Manager's fiscal year on June 30, 1999. As such, Item 8: Selected Financial Data and Item 9A: Market Risks will not be applicable for this Annual Report. Due to the abbreviated nature of the relevant time period, no such information is available and no changes in the relevant market risks have occurred since the filing of the Prospectus relating to the Notes.


Item 3.  LEGAL PROCEEDINGS

         The Trust Manager knows of no material legal proceedings involving any of the Trust, the Trust Manager, the Servicer or the Issuer Trustee.


Item 4.  CONTROL OF REGISTRANT

         The Notes are currently represented by certificates registered in the name of Cede & Co., the nominee of The Depository Trust Company. Accordingly, Cede & Co. is the sole holder of record of the Notes, which it held on behalf of brokers, dealers, banks and other direct participants in the DTC system.

Item 5.  MARKET PRICE INFORMATION

         The Notes are not traded on any nationally recognized exchange in the United States. The Notes are listed and exchanged on the London Stock Exchange.


Item 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
         HOLDERS

         The Australian Banking (Foreign Exchange) Regulations and other Australian legislation and regulations control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia. Pursuant to certain general and specific exemptions, authorities and approvals, however, the Trust Manager and the Issuer Trustee are not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:

         (i) withholding taxes (see "Item 7. Taxation" below) in relation to remittances of interest payments;

         (ii) a restriction on making payments from Australia to the Government of Iraq, its agencies or nationals; and

         (iii) a restriction on transactions involving the transfer of funds or payments to or from, by the order of, or on behalf of the authorities in the Federal Republic of Yugoslavia (Serbia and Montenegro), or their agencies, who are not residents of Australia; and

         (iv) a restriction on transactions involving the transfer of funds or payments to, by the order of, or on behalf of:

                  o   the Government of Libya or a public authority of Libya;

                  o any commercial, industrial or public utility undertaking owned or controlled, directly or indirectly, by the Government of Libya, or by a public authority of Libya, or by an entity that is owned or controlled by the Government of Libya or a public authority of Libya; or

                  o any person acting for or on the behalf of the Government of Libya or a public authority of Libya or an undertaking or entity as described above.

         Notwithstanding the restrictions referred to in paragraphs (ii),
(iii) and (iv) above, the Reserve Bank of Australia may approve certain transactions in circumstances it deems appropriate.

         Effectively, the only exchange controls limiting the purchase of domestic securities by non-residents retained in terms of the Trust Manager or the Trust are the Foreign Exchange Regulations relating to the requirement of the Reserve Bank of Australia approval for investment in Australia by central banks, foreign governments and foreign government agencies, which are holders of the official exchange reserves of their country and do not act independently of their government with respect to investment decisions.


Item 7.  TAXATION

Certain Australian Tax Matters

         The following statements with respect to Australian taxation are only general summaries and are based on advice received by the Trust Manager. Purchasers of Notes should consult their own tax advisers concerning the consequences, in their particular circumstances, under Australian tax laws, and the laws of any other taxing jurisdiction, of the ownership of or any dealing in the Notes.


Payments of Principal, Premiums and Interest

         Under existing Australian tax law, non-resident holders of Notes or interests in any Global Note (other than persons holding such securities or interest as part of a business carried on, at or through a permanent establishment in Australia (an "Australian Establishment")) are not subject to Australian income tax on payments of interest or amounts in the nature of interest, including, subject to the fulfilment of all conditions required by section 128F of the Australian Income Tax Assessment Act 1936 (the "Tax Act") as set forth below, interest withholding tax. Under Article 11 of the 1983 United States-Australia Tax Treaty, the maximum Australian withholding rate on interest paid to United States residents who are entitled to the benefit of such Treaty is 10%. Under Australian law, the withholding rates for payments to other jurisdictions is currently 10% on interest or amounts in the nature of interest paid on the Notes. A premium on redemption would generally be treated as an amount in the nature of interest for this purpose.

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

         The test will not be satisfied if the Issuer Trustee knew, or had reasonable grounds to suspect, that the Notes were being or would later be acquired either directly or indirectly by an associate of the Issuer Trustee within the meaning of Section 128F of the Tax Act, other than in the capacity of a dealer, manager or underwriter in relation to the placement of a Note.

         The exemption from Australian withholding tax will also not apply to interest paid by the Issuer Trustee to an associate of the Issuer Trustee within the meaning of section 128F if, at the time of the payment, the Issuer Trustee knows, or has reasonable grounds to suspect, that the person is an associate.

Profit on Sale

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

Other Taxes

         No stamp, issue, registration or similar taxes are payable in Australia in connection with the issue of the Notes. Furthermore, a transfer of, or agreement to transfer, Notes executed outside of Australia will not be subject to Australian stamp duty.


Item 8.  SELECTED FINANCIAL DATA

         Pursuant to Item 2, no financial information related to the Certificates is available at this time.

Item 9A. MARKET RISKS

         Pursuant to Item 2, no new market risks developed between the filing of the Prospectus Supplement for Series 1999-1G on May 7, 1999 and the end of the Trust Manager's fiscal year on June 30, 1999. Please consult the Prospectus Supplement for Series 1999-1G if any questions related to Market Risks remain.


Item 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

           None.


                                  PART II

                               NOT APPLICABLE


                                  PART III


Item 15.   DEFAULTS UPON SENIOR SECURITIES

           None


Item 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

           None

                                  PART IV


Item 19.   FINANCIAL STATEMENTS AND EXHIBITS

a. See the "Selected Financial Data" section in this Annual Report and the Exhibits described in section (b) below.

b.   Exhibits

     The following documents are filed as part of this Annual Report:

     1.  Exhibit 99.1: The Trust Manager Officer's Certificate of Compliance

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



                                          WESTPAC SECURITISATION MANAGEMENT
                                          PTY LIMITED



                                           /s/        Marten Touw
                                           --------------------------------
                                           Name:     Marten Touw
                                           Title:    Director







Date: December 30, 1999

                                   INDEX TO EXHIBITS


Exhibit No.         Document Description
----------          --------------------

   99.1             The Trust Manager Officer's Certificate of Compliance