Form 20-F
period 1999-06-30
WESTPAC SECURITISATION MANAGEMENT PTY LTD
filed 1999-12-30
CIK 1056164

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

                 For the fiscal period ended June 30, 1999
                                     OR
|_|      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


Commission file number 333-46945

    Westpac Securitisation Management Pty Limited (the "Trust Manager") in its capacity as trust manager of the Series 1998-1G WST Trust (the "Trust")
                   Australian Company Number 081 709 211
           (Exact name of Registrant as specified in its charter)

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


                                               CROSS-REFERENCE SHEET

20-F Item Number and Caption                                               Location
----------------------------------------------------------------------------------------------------------------

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


PART IV

17.   Financial Statements                                                 Not applicable

18.   Financial Statements                                                 Not applicable

19.   (a)  Financial Statements                                            Periodic filings on Form 6-K incorporated
                                                                           by reference

      (b)  Exhibits                                                        Exhibits

                                                             i

                             TABLE OF CONTENTS

------------------------------------------------------------------------------
Part I

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

Exchange Controls and Other Limitations Affecting Security Holders...........2

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


Part II

Not Applicable...............................................................5


Part III

Defaults Upon Senior Securities..............................................5

Changes in Securities and Changes in Security for Registered
  Securities and Use of Proceeds.............................................5


Part IV

Financial Statements and Exhibits............................................6

Signatures...................................................................7

Index of Exhibits............................................................8


Exhibits

Exhibit 13.1: Noteholders Report for the July 20, 1998 Payment Date..........9

Exhibit 13.2: Noteholders Report for the October 19, 1998 Payment Date......14

Exhibit 13.3: Noteholders Report for the January 19, 1999 Payment Date......18

Exhibit 13.4: Noteholders Report for the April 19, 1999 Payment Date........21

Exhibit 13.5: Noteholders Report for the July 19, 1999 Payment Date.........26

Exhibit 13.6: Aggregate Totals for the Fiscal Year..........................31

Exhibit 99.1: The Trust Manager Officer's Certificate of Compliance.........33

Exhibit 99.2: Custodial Services Audit Report by PricewaterhouseCoopers.....34

Exhibit 99.3: PricewaterhouseCoopers Consent to Publish Letter .............37

Exhibit 99.4: Financial Report for the Period Ending June 30, 1999..........38

                                   PART 1

         This Annual Report on Form 20-F relates to the Series 1998-1G WST Trust (the "Trust") and the Mortgage Pass-Through Certificates, Series 1998-1 (the "Certificates") issued pursuant to the Note Trust Deed dated as of June 10, 1998, between Westpac Securities Administration Limited, as Trustee (the "Issuer Trustee"); the Trust Manager, as trust manager; and Morgan Guaranty Trust Company of New York, London Office, as Principal Payment Agent. Capitalized terms used herein and not defined have the same meanings ascribed to such terms in the Prospectus Supplement for the above-referenced Certificates.

         The information required for some items in Form 20-F is "not applicable" to the Trust or the Trust Manager. As used in this Annual Report filed on Form 20-F, "not applicable" or "Not Applicable" means that the response to the referenced item is omitted in reliance on the procedures outlined in numerous no- action letters issued by the Commission's Staff with respect to substantially similar certificates and trusts that file annual reports on Form 10-K.


              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The Trust Manager incorporates by reference its periodic filings of Form 6-K, which contain all financial information relating to the Trust relevant to the holders of the Notes (the "Noteholders"), pursuant to General Instruction F for Form 20-F and Rule 12b-23 promulgated under the Securities Exchange Act of 1934.


Item 2.     PROPERTY

         The property of the Trust consists solely of residential mortgage loans. Information concerning such property can be found in the quarterly Noteholders Reports, attached as Exhibits 13.1 through 13.4, the Aggregate Totals for the Fiscal Year, attached as Exhibit 13.5, and the Financial Report for the Period Ending June 30, 1999, attached as Exhibit 99.4. Additionally, an Officer's Certificate of Compliance, executed by a director of the Trust Manager is filed herewith as Exhibit 99.1. Such statement certifies that the Trust Manager, in such capacity, has complied with all conditions and covenants under the Transaction Documents for the issuance of the Notes by the Trust.


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


Item 6.     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
            HOLDERS

         The Australian Banking (Foreign Exchange) Regulations and other Australian legislation and regulations control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia. Pursuant to certain general and specific exemptions, authorities and approvals, however, we are not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:

         (i) withholding taxes (see "Item 7. Taxation" below) in relation to remittances of dividends (to the extent they are unfranked) and interest payments;

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


Item 8.     SELECTED FINANCIAL DATA

         The Trust Manager incorporates by reference and attaches hereto as
Exhibit 13, pursuant to General Instruction F to Form 20-F and Rule 12b-23 promulgated under the Securities Exchange Act of 1934, the following quarterly Noteholders Reports, filed on Form 6-K, which include all financial information relating to the Trust that is relevant to
Noteholders:

Noteholders Report for the July 20, 1998 Payment Date,
Noteholders Report for the October 19, 1998 Payment Date,
Noteholders Report for the January 19, 1999 Payment Date,
Noteholders Report for the April 19, 1999 Payment Date, and
Noteholders Report for the July 19, 1999 Payment Date.

         The Trust Manager also attaches hereto, as Exhibits 13.6, Exhibit
99.2 and Exhibit 99.4 respectively, the following documents:

Aggregate Totals for the Fiscal Year,
Custodial Services Audit Report by PricewaterhouseCoopers, and
Financial Report for the Period Ending June 30, 1999.


Item 9A.    MARKET RISKS

         Information regarding various market risks can be found in the Financial Report for the Period Ending June 30, 1999, attached hereto as
Exhibit 99.4.


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

b. Exhibits

   The following documents are filed as part of this Annual Report:

   1.  Exhibit 13.1: Noteholders Report for the July 20, 1998 Payment Date

   2.  Exhibit 13.2: Noteholders Report for the October 19, 1998 Payment Date

   3.  Exhibit 13.3: Noteholders Report for the January 19, 1999 Payment Date

   4.  Exhibit 13.4: Noteholders Report for the April 19, 1999 Payment Date

   5.  Exhibit 13.5: Noteholders Report for the July 19, 1999 Payment Date

   6.  Exhibit 13.6: Aggregate Totals for the Fiscal Year

   7.  Exhibit 99.1: The Trust Manager Officer's Certificate of Compliance

   8.  Exhibit 99.2: Custodial Services Audit Report by PricewaterhouseCoopers

   9.  Exhibit 99.3: PricewaterhouseCoopers Consent to Publish Letter

  10.  Exhibit 99.4: Financial Report for the Period Ending June 30, 1999

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



                                      WESTPAC SECURITISATION MANAGEMENT PTY
                                      LIMITED



                                      /s/  Marten Touw
                                      -----------------------------------
                                      Name:     Marten Touw
                                      Title:    Director








Date: December 30, 1999

                             INDEX TO EXHIBITS


Exhibit No.      Document Description
----------       --------------------

  13.1           Noteholders Report for the July 20, 1998 Payment Date

  13.2           Noteholders Report for the October 19, 1998 Payment Date

  13.3           Noteholders Report for the January 19, 1999 Payment Date

  13.4           Noteholders Report for the April 19, 1999 Payment Date

  13.5           Noteholders Report for the July 19, 1999 Payment Date

  13.6           Aggregate Totals for the Fiscal Year

  99.1           The Trust Manager Officer's Certificate of Compliance

  99.2           Custodial Services Audit Report by PricewaterhouseCoopers

  99.3           PricewaterhouseCoopers Consent to Publish Letter

  99.4           Financial Report for the Period Ending June 30, 1999